ML

[redacted]

10027168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Frank H Ogawa Plaza Suite 210
(No and Street)

Oakland (City) California (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Beardsley 510.444.5240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Beardsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Securities, as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 23 day of FEB, 2010 by MICHAEL BEARDSLEY proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

President & CEO - Internet Securities
Title

HOWARD LEONG
COMM. #1671793
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Internet Securities:

We have audited the accompanying statement of financial condition of Internet Securities (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and, cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Securities as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 26, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

Internet Securities
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	4,739
Deposit with clearing organization		5,000
Commissions receivable		1,900
Receivable from related party		117,268
Furniture and equipment, net		414
Accounts receivable		2,132
Deposits		405
Total assets	$	131,858

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,972
Commissions payable		1,336
Credit card payable		5,559
Income taxes payable		800
Liabilities subordinated to claims of general creditors		17,746
Total liabilities		31,413
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 10,000,000 shares authorized, 2,500,000 shares issued and outstanding		2,500
Additional paid-in capital		284,819
Accumulated deficit		(186,874)
Total stockholder's equity		100,445
Total liabilities and stockholder's equity	$	131,858

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Private placement income	$ 17,023
Commissions	33,218
Management and underwriting fees	4,140
Interest and dividend	3
Other income	174
Total revenues	54,558
Expenses	
Commissions, trading fees, and floor brokerage	31,771
Professional fees	7,903
Communications	2,280
Interest	1,429
Occupancy expense	5,350
Taxes, other than income taxes	5,438
Other operating expenses	7,774
Total expenses	61,945
Net income (loss) before income tax provision	(7,387)
Income tax provision	800
Net income (loss)	$ (8,187)

The accompanying notes are an integral part of these financial statements.

Internet Securities

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2008	$ 2,500	$ 255,319	$ (178,687)	$ 79,132
Proceeds from paid-in capital	-	29,500	-	29,500
Net income (loss)	-	-	(8,187)	(8,187)
Balance at December 31, 2009	$ 2,500	$ 284,819	$ (186,874)	$ 100,445

The accompanying notes are an integral part of these financial statements.

Internet Securities
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2009

	Subordinated debt
Balance at December 31, 2008	$ 17,746
Additions (Reductions)	–
Balance at December 31, 2009	$ 17,746

The accompanying notes are an integral part of these financial statements.

Internet Securities

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (8,187)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 318	
(Increase) decrease in assets:		
Deposit with clearing organization	5,100	
Commissions receivable	15,773	
Receivable from related party	(35,721)	
Accounts receivable	(2,132)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(9,431)	
Commissions payable	(13,190)	
Credit card payable	5,559	
Income taxes payable	800	
Total adjustments		(32,924)
Net cash provided by (used in) operating activities		(41,111)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	29,500	
Net cash provided by (used in) financing activities		29,500
Net increase (decrease) in cash		(11,611)
Cash at beginning of year		16,350
Cash at end of year		$ 4,739
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,429	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Internet Securities (the "Company") was incorporated in the State of California on February 19, 1999. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment bank, online brokerage, and registered investment adviser. The Company provides investment banking services to companies which participate in high growth market segments within the communications technology, internet, biotechnology, energy & water, software, and real estate industries. The Company's online brokerage and investment advisor divisions serve individuals, companies, and non-profit organizations. The Company offers consulting services in the areas of mergers and acquisitions, private equity underwriting, and equity research.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Internet Securities
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a sub clearing agreement with White Pacific Securities, Inc. to carry its account and the accounts of its clients as customers of the Royal Bank of Canada Correspondent Services ("the Clearing Broker"). This Clearing Broker has custody of the company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on this cash deposit at the average overnight repurchase rate. The balance at December 31, 2009 was $5,000.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture and fixtures	$	161	5
Equipment		341	5
Computers		8,244	5
Software		1,167	3
		9,913	
Less: accumulated depreciation		(9,499)	
Furniture and equipment, net	$	414	

Depreciation expense for the year ended December 31, 2009, was $318.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) comprises of the following:

		Current
Federal	$	-
State		800
Total income tax expense (benefit)	$	800

The Company has available at December 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $25,255, that expire as follows:

	Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$	8,571	2020
	27,579	2021
	29,476	2022
	23,517	2023
	22,106	2024
	57,121	2025 and thereafter
$	168,370	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: OCCUPANCY

On November 20, 2009, the Company entered into a new month-to-month lease agreement. Current year rent expense consists of:

Office rent	$ 5,350

Note 6: RECEIVABLE FROM RELATED PARTY

The receivable from related party includes $117,268 that is due from officer. This receivable is unsecured, non–interest bearing and due on demand.

Note 7: SUBORDINATED LIABILITIES

The borrowing under the subordination loan agreement at December 31, 2009, are listed as follows:

Liabilities subordinated to the claims of general creditors:

No interest, due November 30, 2009	$ 17,746

The Company was still waiting for a new approval on the subordinated agreement that was due on November 30, 2009. Pursuant to the subordinated loan agreement approved by FINRA, the loan would be suspended and shall not mature if the net capital requirement would be less than 120% of the required net capital. There are also other requirements pursuant to SEC rule 15c3-1 (b) (8). The subordinated borrowing is covered by agreements approved by FINRA and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

During 2009, the Company and its sole shareholder as well as a former representative were named as respondents in an action brought by three former clients (two of which are married). The claimants allege that the Company is responsible for breach of fiduciary duty, negligent hiring and supervision, negligence and misrepresentation and constructive fraud. The claimants are seeking damages in an amount up to $500,000. This case was brought before the FINRA Arbitration Board and was still ongoing at the end of December 31, 2009. The Company believes that the action is meritless and plans to vigorously defend itself. These financial statements reflect no adjustment for any potential liabilities associated with this arbitration.

The Company is involved in a dispute with the Employment Development Department ("EDD") over an alleged underpayment of payroll taxes, the outcome of which was being reviewed by the EDD and no further collection action will occur until this review is completed. The review was still ongoing and the result was uncertain at year-end. These financial statements reflect no adjustment for any potential liability associated with this dispute.

During the year ended December 31, 2009, the Company has been net capital deficient on two occasions. At year end, the Company is still net capital deficient.

Going-Concern

For the year ended December 31, 2009, the Company had limited activity as it was net capital deficient during the year. The Company was also able to maintain operations via additional paid-in capital from its sole shareholder.

The Company has certain compliance and regulatory issues which casts doubt on its ability to continue as a going concern. Management plans to resolve these regulatory issues and the shareholder will continue to capitalize the Company to fund its continuing operation in the short run. Management recognizes that the company will continue to face challenges in 2010 but it remains optimistic. The Company continues to add very talented investment bankers and wealth managers to its staff and is developing significant strategic partnerships which may significantly boost the firm's future revenues.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had a negative net capital of ($3,928) which was $8,928 in deficit of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($13,667) to net capital was not applicable, as the Company had no net capital which is greater than the 15 to 1 maximum allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $3,829 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ (99)
Adjustments:		
Accumulated deficit	$ 11,121	
Non-allowable assets	(14,950)	
Total adjustments		(3,829)
Net capital per audited statements		$ (3,928)

Internet Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 2,500	
Additional paid-in capital	284,819	
Accumulated deficit	(186,874)	
Total stockholder's equity		$ 100,445
Add: Additions to capital		
Subordinated liabilities	17,746	
Total allowable subordinated liabilities		17,746
Total equity & allowable subordinated liabilities		118,191
Less: Non-allowable assets		
Commissions receivable	(1,900)	
Receivable from related party	(117,268)	
Furniture and equipment, net	(414)	
Accounts receivable	(2,132)	
Deposits	(405)	
Total non-allowable assets		(122,119)
Net deficit		(3,928)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 911	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Deficit net capital		$ (8,928)
Ratio of aggregate indebtedness to net capital	N/A	

There was a difference of $3,829 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 12.

See independent auditor's report

Internet Securities
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Internet Securities
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Internet Securities as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Internet Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Internet Securities:

In planning and performing our audit of the financial statements of Internet Securities (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 26, 2010